SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                               Borders Group, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    099709107
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                        Kenneth H. Shubin Stein, MD, CFA
                         Spencer Capital Management, LLC
                            1995 Broadway, Suite 1801
                            New York, New York 10023
                            Telephone: (212) 586-4190
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 27, 2007
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


------------------------------                              --------------------
CUSIP No. 099709107                                         Page 2 of 14 Pages
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Kenneth H. Shubin Stein, MD, CFA
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,008,101
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,008,101
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,008,101
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------------                              --------------------
CUSIP No. 099709107                                         Page 3 of 14 Pages
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,008,101
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,008,101
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,008,101
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock (the "Common Stock") of Borders Group, Inc., a Michigan corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Company are located at 100 Phoenix Drive, Ann Arbor, Michigan 48108.

Item 2.  Identity and Background

     (a) This Schedule 13D (the "Schedule 13D") is being filed on behalf of Kenneth H. Shubin Stein, MD, CFA, an individual ("Dr. Shubin Stein") and Spencer Capital Management, LLC, a Delaware limited liability company ("SCM", and together with Dr. Shubin Stein, the "Filers").

     (b) The address of the principal business and principal office of SCM and Dr. Shubin Stein is 1995 Broadway, Suite 1801, New York, New York 10023.

     (c) SCM is an investment management firm and is the investment adviser to certain investment funds and managed accounts (such funds and accounts, collectively, the "Funds"). Dr. Shubin Stein is the controlling person of, and a portfolio manager for, several investment funds and managed accounts, including the Funds. SCM and Dr. Shubin Stein may be deemed to have beneficial ownership over the shares of, and options to purchase shares of, Common Stock directly beneficially owned by the Funds by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

     (d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Filers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Dr. Shubin Stein is a citizen and resident of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     The Funds expended an aggregate of approximately $46,116,160 in order to purchase the 2,358,901 shares of Common Stock held by them and approximately $10,688,200 in order to acquire the options to purchase 1,649,200 shares of Common Stock held by them. The Funds purchased the Common Stock with their working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

     The Filers effect purchases of securities primarily through margin accounts maintained for them with Goldman, Sachs & Co. (the "Prime Broker"), which may extend margin credit to the Filers as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the Prime Broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.  Purpose of Transaction.

     The Filers acquired the Common Stock beneficially owned by them for investment because they believe that the Common Stock represents an attractive investment opportunity based on the Company's business prospects. The Filers are engaged in the investment business, and in the ordinary course of business review and analyze various factors affecting the companies whose securities they own, including the Company. In determining whether to purchase additional shares or to dispose of shares, and in formulating any plans or proposals with respect to the Company, the Filers intend to consider and review various factors on a continuous basis, including the Company's financial condition, its business and prospects, the markets in which it operates, developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to the Filers, developments with respect to the Filers' businesses, and general economic, monetary and stock market conditions. The Filers may, at any time, acquire additional shares of Common Stock or dispose of any or all of the Common Stock held by them.

     The Filers may engage in communications with other shareholders of the Company, knowledgeable industry or market observers, members of the board of directors or management of the Company or other representatives of the Company regarding the Company, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Company. The Filers may discuss ideas or develop proposals that, if effected, may result in one or more transactions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the Filers or other persons of shares of Common Stock of the Company, changing operating or market strategies, adopting or eliminating certain types of anti-takeover measures, changes to the Company's governing documents, revisions to the Company's capitalization or dividend policy, extraordinary corporate transactions involving the Company or subsidiaries of the Company, and/or changes in the board of directors or management of the Company.

     In late June 2007, representatives of the Filers had conversations with the chief financial officer of the Company concerning the business of the Company. The Filers intend to seek to engage in further discussions with members of the board of directors or management of the Company and to discuss with them the business of the Company. Based on discussions with these or any other representatives of the Company, the Filers may formulate plans or proposals with respect to the Company. Except as set forth above, the Filers do not have any present plans or proposals that relate to or would result in any of the matters required to be described in Item 4 of Schedule 13D. The Filers may, at any time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to such matters.

Item 5.  Interest in Securities of the Issuer.

     (a) As of the date hereof (i) Dr. Shubin Stein and SCM beneficially own 4,008,101 shares of Common Stock, consisting of 2,358,901 shares of Common Stock and 1,649,200 shares of Common Stock acquirable upon exercise of options held by the Funds, together representing 6.8% of the outstanding shares of Common Stock. The percentages set forth above and in the rest of this Schedule 13D were calculated based on a total of 58,808,830 shares of Common Stock outstanding as of June 7, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2007.

     (b) Dr. Shubin Stein and SCM share voting and dispositive power over the 4,008,101 shares of Common Stock directly beneficially owned by the Funds.

     (c) Transactions in the Common Stock and in options to purchase Common Stock effected by the Funds (all of which were made at the direction of Dr. Shubin Stein and SCM) in the past 60 days are described on Schedules A and B hereto. Schedules A and B are hereby incorporated by reference to such schedules. All of the transactions set forth on Schedules A and B were effected in open market transactions.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Filers have entered into an agreement with respect to the joint filing of this statement and any amendments hereto.

     The Funds have acquired, in open market transactions, standardized call options pursuant to which the Funds may purchase an aggregate of 1,649,200 shares of Common Stock of the Company. Pursuant to the exercise of the call options, such shares of Common Stock can be acquired for a price of $15.00 per share. The call options held by the Funds expire on January 17, 2009. For further information relating to the options held by the Funds to purchase Common Stock, see Item 5 and Schedule B hereto.

     SCM has entered into an investment management agreement with Spencer Capital Investments I LLC ("SCI I"), a Delaware limited liability company, pursuant to which SCM acts as investment adviser to SCI I with the authority to invest the assets of SCI I only in standardized options (and similar derivatives) to purchase Common Stock and to exercise such options (or derivatives) in SCM's discretion. The foregoing description of the investment management agreement is qualified by reference to the investment management agreement, the form of which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference in its entirety.

     Except as set forth in this Schedule 13D, to the best knowledge of the Filers, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement, dated July 9, 2007,by and among the Filers relating to the filing of a joint statement on Schedule 13D.

Exhibit 99.2 Investment Management Agreement, by and between Spencer Capital Investments I LLC and Spencer Capital Management, LLC.



                            [Signature pages follow]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 9, 2007



                                   SPENCER CAPITAL MANAGEMENT, LLC


                                   By: /s/ Kenneth H. Shubin Stein, MD, CFA
                                      ------------------------------------------
                                      Name:   Kenneth H. Shubin Stein, MD, CFA
                                      Title:  Managing Member







                                   By: /s/ Kenneth H. Shubin Stein, MD, CFA
                                      ------------------------------------------
                                      Kenneth H. Shubin Stein, MD, CFA





















      [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO BORDERS GROUP, INC.]

                                                                      SCHEDULE A


              Schedule of Transactions in Common Stock by the Funds
              -----------------------------------------------------


     The following transactions were effected by the Funds at the direction of Dr. Shubin Stein and SCM:



Type of            Date                  Number of         Price per Share in
Transaction                              Shares            $US
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             1,400             19.05
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             2,800             19.06
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             2,300             19.07
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             3,000             19.08
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             3,000             19.09
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             100               19.11
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             6,300             19.12
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             400               19.13
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             1,700             19.14
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             2,300             19.15
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             3,100             19.16
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             2,900             19.17
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             2,400             19.18
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             1,700             19.19
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             2,600             19.20
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             5,400             19.21
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             5,000             19.22
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             8,300             19.225
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             9,200             19.23
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             9,000             19.24
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             18,000            19.25
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             6,800             19.26
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             100               19.265
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             6,400             19.27
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             3,400             19.28
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             2,000             19.29
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             1,400             19.30
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             2,400             19.31
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             700               19.32
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             400               19.33
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             800               19.34
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             400               19.35
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             900               19.36
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             1,000             19.37
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             100               19.38
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             200               19.39
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             600               19.44
------------------ --------------------- ----------------- ---------------------

------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             700               19.45
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             1,200             19.46
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             3,697             19.47
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             3,600             19.48
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             20,103            19.49
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             25,300            19.50
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             6,300             19.51
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             17,500            19.52
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             5,386             19.53
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             3,800             19.54
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             400               19.55
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             2,400             19.56
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             2,100             19.57
------------------ --------------------- ----------------- ---------------------
Buy                6/21/2007             1,700             19.58
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             800               19.44
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             1,800             19.45
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             800               19.46
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             2,800             19.47
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             5,300             19.48
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             5,500             19.49
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             3,600             19.495
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             75,000            19.50
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             97,600            19.50
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             900               19.505
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             10,400            19.51
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             600               19.52
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             8,900             19.53
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             26,200            19.535
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             12,500            19.54
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             25,300            19.55
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             1,000             19.555
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             12,500            19.56
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             500               19.565
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             8,600             19.57
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             311,706           19.58
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             19,294            19.59
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             54,500            19.60
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             93,100            19.61
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             15,500            19.62
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             28,600            19.63
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             26,000            19.64
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             100               19.645
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             31,600            19.65
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             800               19.655
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             11,400            19.66
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             12,900            19.67
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             16,900            19.68
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             1,000             19.685
------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             1,700             19.69
------------------ --------------------- ----------------- ---------------------

------------------ --------------------- ----------------- ---------------------
Buy                6/22/2007             100               19.695
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             38,000            19.35
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             8,901             19.38
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             100               19.385
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             60,299            19.39
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             27,200            19.40
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             1,500             19.41
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             1,500             19.42
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             6,800             19.43
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             9,568             19.44
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             23,329            19.45
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             29,036            19.46
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             31,400            19.47
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             24,900            19.48
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             20,500            19.485
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             27,700            19.49
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             200               19.495
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             237,100           19.50
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             900               19.505
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             31,800            19.51
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             11,000            19.52
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             100               19.525
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             2,300             19.53
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             5,000             19.54
------------------ --------------------- ----------------- ---------------------
Buy                6/25/2007             12,000            19.55
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             500               19.36
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             7,100             19.37
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             5,600             19.38
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             11,468            19.39
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             49,700            19.40
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             3,900             19.41
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             1,200             19.411
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             7,700             19.42
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             1,400             19.425
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             400               19.428
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             37,400            19.430
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             1,000             19.432
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             500               19.434
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             400               19.435
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             600               19.435
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             1,600             19.436
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             1,400             19.438
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             8,300             19.44
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             600               19.442
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             1,700             19.443
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             1,700             19.449
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             4,000             19.45
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             5,732             19.46
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             300               19.4667
------------------ --------------------- ----------------- ---------------------

------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             2,800             19.4671
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             7,700             19.47
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             1,500             19.472
------------------ --------------------- ----------------- ---------------------
Buy                6/26/2007             600               19.48
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             700               19.33
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             2,000             19.34
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             16,200            19.35
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             8,800             19.36
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             13,400            19.37
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             10,000            19.38
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             7,900             19.39
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             4,600             19.40
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             1,846             19.41
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             20,800            19.42
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             8,700             19.42
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             3,500             19.43
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             3,100             19.44
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             11,500            19.45
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             1,400             19.46
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             3,100             19.47
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             6,400             19.48
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             8,000             19.49
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             13,432            19.50
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             8,300             19.51
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             7,600             19.52
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             13,000            19.53
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             7,600             19.54
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             6,200             19.55
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             9,300             19.56
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             4,122             19.57
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             5,300             19.58
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             3,900             19.59
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             1,400             19.60
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             800               19.61
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             300               19.62
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             600               19.67
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             4,300             19.68
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             3,900             19.69
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             3,600             19.70
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             2,300             19.71
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             2,800             19.72
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             15,300            19.73
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             2,500             19.74
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             2,800             19.75
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             12,100            19.76
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             22,900            19.77
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             23,000            19.78
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             7,000             19.79
------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             12,774            19.80
------------------ --------------------- ----------------- ---------------------

------------------ --------------------- ----------------- ---------------------
Buy                6/27/2007             4,126             19.81
------------------ --------------------- ----------------- ---------------------
Buy                7/2/2007              2,400             19.08
------------------ --------------------- ----------------- ---------------------
Buy                7/2/2007              3,800             19.09
------------------ --------------------- ----------------- ---------------------
Buy                7/2/2007              12,700            19.10
------------------ --------------------- ----------------- ---------------------
Buy                7/2/2007              9,600             19.11
------------------ --------------------- ----------------- ---------------------
Buy                7/2/2007              27,200            19.12
------------------ --------------------- ----------------- ---------------------
Buy                7/2/2007              12,400            19.13
------------------ --------------------- ----------------- ---------------------
Buy                7/2/2007              2,082             19.14
------------------ --------------------- ----------------- ---------------------
Buy                7/2/2007              3,900             19.15
------------------ --------------------- ----------------- ---------------------
Buy                7/2/2007              4,800             19.16
------------------ --------------------- ----------------- ---------------------
Buy                7/2/2007              3,000             19.17
------------------ --------------------- ----------------- ---------------------
Buy                7/2/2007              4,200             19.18
------------------ --------------------- ----------------- ---------------------
Buy                7/2/2007              3,200             19.19
------------------ --------------------- ----------------- ---------------------
Buy                7/2/2007              8,700             19.20
------------------ --------------------- ----------------- ---------------------
Buy                7/2/2007              5,900             19.21
------------------ --------------------- ----------------- ---------------------
Buy                7/2/2007              3,900             19.22
------------------ --------------------- ----------------- ---------------------
Buy                7/2/2007              1,500             19.23
------------------ --------------------- ----------------- ---------------------

                                                                      SCHEDULE B


    Schedule of Transactions in Options to Purchase Common Stock by the Funds
    -------------------------------------------------------------------------


     The following transactions were effected by the Funds at the direction of Dr. Shubin Stein and SCM:




Date         Transaction   Option Price per   Shares           Strike Price per
                           Share ($)          Acquirable Upon  Share ($)
                                              Exercise
------------ ------------- ------------------ ---------------- -----------------
6/22/2007    Buy           6.00                     12,000     $        15.00
------------ ------------- ------------------ ---------------- -----------------
6/22/2007    Buy           6.10                      5,000     $        15.00
------------ ------------- ------------------ ---------------- -----------------
6/22/2007    Buy           6.20                     17,000     $        15.00
------------ ------------- ------------------ ---------------- -----------------
6/22/2007    Buy           6.30                     20,400     $        15.00
------------ ------------- ------------------ ---------------- -----------------
6/22/2007    Buy           6.40                    160,700     $        15.00
------------ ------------- ------------------ ---------------- -----------------
6/22/2007    Buy           6.50                     63,600     $        15.00
------------ ------------- ------------------ ---------------- -----------------
6/22/2007    Buy           6.60                     71,300     $        15.00
------------ ------------- ------------------ ---------------- -----------------
6/25/2007    Buy           6.30                      3,000     $        15.00
------------ ------------- ------------------ ---------------- -----------------
6/25/2007    Buy           6.40                     18,000     $        15.00
------------ ------------- ------------------ ---------------- -----------------
6/25/2007    Buy           6.50                    129,000     $        15.00
------------ ------------- ------------------ ---------------- -----------------
6/27/2007    Buy           6.50                    320,900     $        15.00
------------ ------------- ------------------ ---------------- -----------------
6/27/2007    Buy           6.20                      1,000     $        15.00
------------ ------------- ------------------ ---------------- -----------------
6/27/2007    Buy           6.40                      2,100     $        15.00
------------ ------------- ------------------ ---------------- -----------------
7/2/2007     Buy           6.10                     36,200     $        15.00
------------ ------------- ------------------ ---------------- -----------------
7/2/2007     Buy           6.20                      4,000     $        15.00
------------ ------------- ------------------ ---------------- -----------------
7/3/2007     Buy           6.20                     60,000     $        15.00
------------ ------------- ------------------ ---------------- -----------------
7/3/2007     Buy           6.40                    105,000     $        15.00
------------ ------------- ------------------ ---------------- -----------------
7/5/2007     Buy           6.40                    268,200     $        15.00
------------ ------------- ------------------ ---------------- -----------------
7/5/2007     Buy           6.50                     79,400     $        15.00
------------ ------------- ------------------ ---------------- -----------------
7/5/2007     Buy           6.60                    272,400     $        15.00
------------ ------------- ------------------ ---------------- -----------------